Exhibit 99.2

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

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Proxy Statement for Annual General Meeting (or any adjournment thereof)
held via live webcast and teleconference on July 25, 2021 at 9:00 a.m., China Standard Time, or on July 24, 2021 at 9:00 p.m., U.S. Eastern Time

Introduction

This proxy statement is furnished in connection with the solicitation by the board of directors (the “Board”) of Pinduoduo Inc. (the “Company”) of proxies for the annual general meeting of the Company (the “2021 Annual Meeting”) to be held via live webcast and teleconference on July 25, 2021 at 9:00 a.m., China Standard Time, or on July 24, 2021 at 9:00 p.m., U.S. Eastern Time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Under the Company’s Articles of Association, only holders of record of the ordinary shares of the Company (the “Ordinary Shares”) at the close of business on July 2, 2021, China Standard Time (the “Record Date”), are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the 2021 Annual Meeting. Holders of American Depository Shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depository of the ADSs (the “Depository”), and representing our Ordinary Shares are not entitled to attend or vote at the 2021 Annual Meeting. Instead, holders of ADSs as of the Record Date will need to instruct the Depository as to how to vote the Company’s ordinary shares represented by the ADSs.

This proxy statement and the accompanying Notice of Annual General Meeting are first being sent to holders of Ordinary Shares on or about July 2, 2021. Holders of Ordinary Shares will receive an instruction on access to the 2021 Annual Meeting together with this proxy statement.

Quorum

The quorum of the 2021 Annual Meeting is one or more holders of Ordinary Shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all Ordinary Shares in issue and entitled to vote at the meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Voting by Holders of Ordinary Shares

Holders of record of the Ordinary Shares shall vote by proxy forms. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form no less than 24 hours before the time appointed for the holding of the 2021 Annual Meeting, the Ordinary Shares they represent will be voted by the proxy holder at the meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs, only the Depository may vote those Ordinary Shares at the 2021 Annual Meeting.

We have requested the Depository to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depository will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), the Depository will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depository in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If an ADS Voting Card is missing voting instructions, the Depository shall deem the holder of the ADSs in question to have instructed it to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the meeting, the Depository shall deem the holder of the ADSs in question to have instructed it to abstain from voting on such issue.

If no timely instructions are received by the Depository from a holder of ADSs by 10:00 a.m. July 21, 2021 (U.S. Eastern Time), the Depository will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depository that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the Depositary, no later than 10:00 a.m. July 21, 2021 (U.S. Eastern Time) or (b) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the 2021 Annual Meeting or at any adjournment thereof.

ProposalS

ELECTION OF DIRECTORS

The Board has nominated directors Lei Chen, Anthony Kam Ping Leung, Haifeng Lin, Qi Lu, Nanpeng Shen and George Yong-Boon Yeo to be elected to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Biographic information of the directors standing for election is set forth below:

Lei Chen is a founding member of our company and has served as our director and chief executive officer since July 2020. Mr. Chen was appointed as our chairman of the Board in March 2021. Mr. Chen served as our chief technology officer since 2016 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited from September 2005 to May 2013. In addition to financial accounting and control, management accounting and tax responsibilities, Mr. Kam had direct oversight on specific risk management functions such as treasury product control and asset & liabilities management. Mr. Kam was also a member of the asset and liabilities management meeting and a member of the risk management meeting under the executive committee of HSBC Singapore and HSBC China. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the president of Tencent Financial Technology, and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in May 2003.

Qi Lu has served as our independent director and chairman of our compensation committee since July 2018. Currently, he is the founding CEO of Miracle Plus. He was president and COO of Baidu, and prior to that served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Division. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

Nanpeng Shen has served as our independent director since April 2018. Mr. Shen is the founding managing partner of Sequoia Capital China since September 2005. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (Nasdaq: TCOM), formerly Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including an independent non-executive director of Ctrip since October 2008, a nonexecutive director of BTG Hotels Group (SHSE: 600258) since January 2017, a non-executive director of Noah Holdings Limited (NYSE: NOAH) since January 2016, a non-executive director of Meituan (formerly Meituan Dianping) (HKEx: 3690) since October 2015, and a non-executive director of Ninebot Limited (SHSE: 689009) since July 2015. Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He is an independent non-executive director of AIA Group Limited (HKEx: 01299). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

The Board recommends that shareholders vote FOR the election to the Board of each of the nominees named above.